UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549



                             SCHEDULE 13D


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No. ____)



                          Media Source, Inc.
                          -------------------
                           (Name of Issuer)



                Common Stock, Par Value $.01 per share
                --------------------------------------
                    (Title of Class of Securities)



                               58445E100
                            --------------
                            (CUSIP Number)



                            Danniel Stevens
                Executor of the Estate of Robert Moton
                          8774 Edgerton Drive
                          Powell, Ohio 43065
                             614-798-9532
           -------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)



                           February 5, 2001
        ------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP NO. 58445E100               13D




---------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Moton
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------
(3)  SEC USE ONLY
---------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OR ORGANIZATION

---------------------------------------------------------------------------
NUMBER OF        (7)  SOLE VOTING POWER
SHARES                16,600 Shares
---------------------------------------------------------------------------
BENEFICIALLY     (8)  SHARED VOTING POWER
OWNED BY              __________
---------------------------------------------------------------------------
EACH             (9)  SOLE DISPOSITIVE POWER
REPORTING             16,600 Shares
---------------------------------------------------------------------------
PERSON           (10) SHARED DISPOSITIVE POWER
WITH                  __________
---------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,600 Shares
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]

     Not Applicable
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.06%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Media Source, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6360 Rings Road, Amlin, Ohio 43002.


ITEM 2.  IDENTITY AND BACKGROUND

     (a)   Robert Moton

     (b) Mr. Moton's principal address is located at 1406 Casa DeOro, Corpus Christi, Texas 78411.

     (c) Mr. Moton is presently retired and spends the majority of his time volunteering with community-based, local youth programs.

     (d) During the last five years, Mr. Moton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Moton has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Mr. Moton is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Moton, the Reporting Person, funded his purchases of the Issuer's Stock using $61,493 of his personal funds. None of the funds used to purchase such securities consisted of funds or other consideration borrowed.


ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Moton acquired and continues to hold the shares of the Stock reported herein for investment purposes. Mr. Moton, nor his representatives, have had discussions with senior management of the Issuer, but may in the future have such discussions concerning various operational and financial aspects of the Issuer's business. Mr. Moton, through his representatives, may, in the future, have discussions with senior management and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

     Depending on market conditions and other factors that Mr. Moton or his representatives may deem material to its investment decision, Mr. Moton or his representatives may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, Mr. Moton or his representatives may sell all or a portion of these shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     Except as set forth in this Item 4, Mr. Moton have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Moton may be deemed to be the beneficial owner of 16,600 shares of Stock, which constitutes approximately 5.06% of the outstanding shares of the Stock.

     (b) Mr. Moton has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,600 shares of the Stock.

     (c) During the past 60 days, Mr. Moton, or his representative, have purchased shares of the Stock in transactions on the OTCBB, as follows:

                                                               Date
Identity of        Who Effected     Amount      Price Per     Trans-
the Person         the                of        Share or      action
Covered in 5(c)    Transaction    Securities      Unit       Effected
---------------    ------------   ----------    --------     ---------

Robert Moton       Danniel Stevens    730         5.13       12/07/00

Robert Moton       Danniel Stevens    508         5.13       12/07/00

Robert Moton       Danniel Stevens   2200         5.00       12/11/00

Robert Moton       Danniel Stevens   1322         4.81       12/14/00

Robert Moton       Danniel Stevens   1000         5.00       02/01/01

Robert Moton       Danniel Stevens    500         5.00       02/05/01


     (d)   NA

     (e)   NA


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     NA


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     NA

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 15, 2001



By:  /S/ DANNIEL STEVENS
     ------------------------------
     Danniel Stevens
     Executor of the Estate of
     Robert Moton